

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Mr. Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548

      Re: Methode Electronics, Inc
              Form 10-K for the fiscal year ended May 1, 2010
              File No. 001-33731

Dear Mr. Koman:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 1, 2010

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

1. We see that your provision for depreciation decreased significantly between fiscal year
    2010 as compared to fiscal year 2009 and based on your Form 10-Q for the quarterly
    period ended October 30, 2010, continued to decease significantly between the six
    months interim period ended October 30, 2010 as compared to the six months interim
    period ended October 31, 2009, while the changes in property, plant and equipment have
    not proportionally changed between these respective comparative fiscal year periods or
    the comparative interim to fiscal year period. Please explain to us in detail the reasons
    why your provision for depreciation between the aforementioned comparative periods
    disproportionately decreased as compared to the changes in property, plant, and
    equipment for those abovementioned periods.

Note 4. Intangible Assets and Goodwill, page F-13

2. We note from your disclosure that you review goodwill and other intangible assets for
    impairment whenever events or changes in circumstances indicate the carrying amount of
    those assets may not be recoverable and also annually. Please respond to the following:

    • While we see your disclosure here and on page F-8 that you perform your
      assessment for each reporting unit, which is one level below the operating
      segment level, it is unclear from your disclosure how many reporting units you
      have identified. Please revise future filings to disclose the number of reporting
      units you have identified and for which you prepare your analysis.
    • We see that you performed your annual impairment analysis as of May 1, 2010,
      but do not see where you have disclosed your conclusions from this analysis.
      Please revise future filings to include disclosure that discusses what your
      impairment analysis indicated. If no impairment was indicated, please state so.

3. We note from the statement of cash flows that amortization expense significantly
    decreased in the current year as compared to prior years. However, we also note from
    your tabular footnote disclosure that the gross amount of intangible assets has not
    changed significantly. Please revise future filings to explain any significant changes.

Note 7. Income Taxes, page F-21

4. We see from page F-3 that you have recorded approximately $14.0 million and $14.8 million in prepaid and refundable income taxes as of May 1, 2010 and May 2, 2009, respectively. However, we do not see any related discussion in the footnotes as to the nature of this asset. Please provide us with a description of the nature of this asset.

Form 10-Q for the period ended October 30, 2010

Item 1 – Financial Statements, page 2

5. We note from your balance sheet that accounts receivable significantly increased by approximately $11.9 million. We see from your disclosure on page 43 that the primary reason for this increase is due to the timing of sales, billings for preproduction tooling, and slower collections for some specific customers in the first half of fiscal 2011. Please tell us how much of the increase in accounts receivable was due to each of the aforementioned primary reasons. In this regard, we see from your disclosure on page 38 of your Form 10-K for the fiscal year 2010 that your revenue and accounts receivable are concentrated in a relatively small number of customers and a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of your accounts receivable. In light of the significant impact that any one of these customers could have on your results of operations, please explain to us in detail the effects to your allowance for doubtful accounts and results of operations caused by having slower collections for some specific customers during the six months interim period ended October 30, 2010. Additionally, please describe for us in detail your revenue recognition policy associated with billings for preproduction tooling.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

6. We note from your disclosures that you recorded a one-time reversal of pricing contingencies in the first half of fiscal 2010 that were accrued over several years that were no longer required. Please further explain the nature of the pricing contingencies, over what period they were accrued and your reasons for determining that the accrual was no longer required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Branch Chief